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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Movie Gallery, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
624581203
(CUSIP Number)
May 29, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	624581203

1	NAMES OF REPORTING PERSONS TCS Capital Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		1,239,763

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,239,763

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,239,763

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	624581203

1	NAMES OF REPORTING PERSONS TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,964,527

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,964,527

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,964,527

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	624581203

1	NAMES OF REPORTING PERSONS Eric Semler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,964,527

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,964,527

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,964,527

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”), relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of Movie Gallery, Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Schedule 13G is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), TCS Capital Investments, L.P., a Cayman Islands exempted limited partnership (“TCS Offshore”) and Eric Semler, the principal of TCS GP (and together with TCS GP and TCS Offshore, the “Reporting Persons”).
This Schedule 13G relates to (A) shares of Common Stock purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Offshore and (B) shares of Common Stock held by TCS Offshore. TCS Capital holds 111,897 shares of the Common Stock (99,565 of which are shares of Common Stock and 12,332 of which are shares of Common Stock issuable upon the conversion of the Issuer’s warrants (the “Warrants”)), TCS Capital II holds 612,867 shares of the Common Stock (545,314 of which are shares of Common Stock and 67,553 of which are shares of Common Stock issuable upon the conversion of Warrants), and TCS Offshore holds 1,239,763 shares of the Common Stock (1,103,108 of which are shares of Common Stock and 136,655 of which are shares of Common Stock issuable upon the conversion of Warrants). TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore, and Mr. Semler, as manager of TCS GP, controls the investment decisions of TCS GP.

Item 1(a)	Name of Issuer.

Movie Gallery, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

900 West Main Street
Dothan, Alabama 36301

Item 2(a)	Name of Person Filing.

TCS Capital Investments, L.P., TCS Capital GP, LLC and Eric Semler

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

888 Seventh Avenue, Suite 1504, New York, NY 10019

Item 2(c)	Citizenship or Place of Organization.

TCS Capital Investments, L.P. is a Cayman Islands exempted limited partnership. TCS Capital GP, LLC is a limited liability company organized under the laws of the State of Delaware. Eric Semler is the principal of TCS Capital GP, LLC and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

624581203

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.
(a)
TCS GP (as the general partner of TCS Capital, TCS Capital II and TCS Offshore) and Eric Semler (as the principal of TCS GP) are the beneficial owners of 1,964,527 shares of Common Stock held by TCS Capital, TCS Capital II and TCS Offshore. TCS Offshore is the beneficial owner of the 1,239,763 shares of Common Stock it holds.

(b)
TCS GP and Eric Semler are the beneficial owners of 9.3% of the outstanding shares of Common Stock. TCS Offshore is the beneficial owner of 5.9% of the outstanding shares of Common Stock. The denominator for calculating the ownership percentage of each Reporting Person was determined by adding 20,970,958 (the number of shares of Common Stock issued and outstanding, as reported by the Issuer in its Form 8-A12G/A filed with the Commission on May 29, 2008) plus the number of Warrants beneficially owned by each respective Reporting Person.

(c)
As the general partner of TCS Capital, TCS Capital II and TCS Offshore, TCS GP has the power to vote and dispose of the 1,964,527 shares of Common Stock beneficially owned by it. As the principal of TCS GP, Eric Semler has the power to vote and dispose of the 1,964,527 shares of Common Stock beneficially owned by him. TCS Offshore has the power to vote and dispose of the 1,239,763 shares of Common Stock beneficially owned by it.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 20, 2008

TCS Capital Investments, L.P.

By:	TCS Capital GP, LLC, general partner

	By:	/s/ Eric Semler

	Name:	Eric Semler

	Title:	Managing Member

TCS Capital GP, LLC

	By:	/s/ Eric Semler

	Name:	Eric Semler

	Title:	Managing Member

/s/ Eric Semler

Eric Semler

EXHIBIT INDEX

Exhibits	Exhibit 1

Joint Filing Agreement among the Reporting Persons.